The KingThomason Group, Inc.
a Nevada corporation

List of Subsidiaries

State of
Name of Corporation	Incorporation

KingThomason, Inc.	California

KingThomason Financial Services, Inc.	California

KingThomason Credit Cards Services, Inc.	California

Exhibit 21.1